

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Fernando Tennenbaum
Chief Financial Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1
3000 Leuven, Belgium

      Re: Anheuser-Busch InBev SA/NV
          Form 20-F for the Year Ended December 31, 2022
          Form 6-K filed August 3, 2023
          File No. 001-37911

Dear Fernando Tennenbaum:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing